SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

QURATE RETAIL, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 74915M100

Series B Common Stock: 74915M209

(CUSIP Numbers)

Gregory B. Maffei

c/o Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 74915M100 Series B Common Stock: 74915M209

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Series A Common Stock: 10,317,513 (1), (2), (3), (4), (5) Series B Common Stock: 1,903,925 (2)

	8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9	Sole Dispositive Power Series A Common Stock: 10,317,513 (1), (2), (3), (4), (5) Series B Common Stock: 1,903,925 (2)

	10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 10,317,513 (1), (2), (3), (4), (5) Series B Common Stock: 1,903,925 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 2.4% (6) Series B Common Stock: 6.2% (6)

14	Type of Reporting Person (See Instructions) IN

(1) Includes 7,794 shares of Series A Common Stock, par value $0.01 (the “Series A Common Stock”), held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei.

(2) Includes (i) 5,670,630 shares of Series A Common Stock and (ii) 1,494,972 shares of Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, December 21, 2018.

(3) Includes 32,932 shares of Series A Common Stock held by the Maffei Foundation, as to which shares Mr. Maffei has disclaimed beneficial ownership.

(4) Includes 1,749,497 shares of Series A Common Stock pledged to Morgan Stanley Private Bank, National Association in connection with a loan facility.

(5) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 12,221,438 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.9% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(6) For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 420,149,728 and the total number of shares of Series B Common Stock outstanding was 29,258,343, in each case, as of October 31, 2018, as reported by Qurate Retail, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, December 21, 2018. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 4.0% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Items 1 and 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

QURATE RETAIL, INC.

Item 1. Security and Issuer.

Gregory B. Maffei is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Qurate Retail, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Maffei:

(a)                                 Series A common stock, par value $0.01 per share (the “Series A Common Stock”); and

(b)                                 Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon the conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible. The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share.

Item 2. Identity and Background.

The reporting person is Gregory B. Maffei, whose business address is c/o Qurate Retail, Inc., 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Maffei is Chairman of the Board and a director of the Issuer.

During the last five years, Mr. Maffei has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Maffei is a citizen of the United States of America.

Item 3. Source and Amount of Funds.

Mr. Maffei acquired beneficial ownership of the shares of Series A Common Stock and Series B Common Stock reported in this Statement through (i) compensatory arrangements (including purchases through a

401(k) account having the benefit of employer funded matching payments, the exercise of options to purchase shares of Common Stock and the December 2018 vesting of options to purchase shares of Series B Common Stock (as more specifically described in Item 5 of this Statement)) with the Issuer in consideration of his service as an officer and (ii) a privately negotiated exchange transaction with a third party.

Item 4. Purpose of the Transaction.

Mr. Maffei acquired beneficial ownership of the shares of Series A Common Stock and Series B Common Stock reported on this Statement as described in Item 3 of this Statement.  Mr. Maffei holds and has acquired these shares of Series A Common Stock and Series B Common Stock for investment purposes. Other than as set forth in this Statement, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Maffei is the Chairman of the Board of the Issuer and a member of its board of directors. As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 10,317,513 shares of Series A Common Stock (including (A) 7,794 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei, (B) 32,932 shares held by the Maffei Foundation, as to which Mr. Maffei disclaims beneficial ownership, and (C) 5,670,630 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, December 21, 2018), which shares represent approximately 2.4% of the outstanding shares of Series A Common Stock, and (ii) 1,903,925 shares of Series B Common Stock (including 1,494,972 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, December 21, 2018), which shares represent approximately 6.2% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 420,149,728 shares of Series A Common Stock and 29,258,343 shares of Series B Common Stock, in each case, outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018, and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, December 21, 2018. Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting equity securities of the Issuer representing approximately 4.0% of the voting power with respect to the general election of directors of the Issuer.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock.

(c)                                  On October 25, 2018, Mr. Maffei acquired beneficial ownership of 323,176 shares of Series B Common Stock, as a result of the vesting on December 24, 2018 of stock options to purchase 323,176 shares of Series B Common Stock held by Mr. Maffei at an exercise price of $29.87 per share. On November 1, 2018, Mr. Maffei acquired beneficial ownership of 175,281 shares of Series B Common Stock, as a result of the vesting on December 31, 2018 of stock options to purchase 175,281 shares of Series B Common Stock held by Mr. Maffei at an exercise price of $27.77 per share. Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Of the shares of Common Stock beneficially owned by Mr. Maffei, 1,749,497 shares of Series A Common Stock are pledged to Morgan Stanley Private Bank, National Association in connection with a loan facility.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2018

/s/ Gregory B. Maffei
Gregory B. Maffei